SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: July 2002

                                    ABB Ltd
                 ----------------------------------------------
               (Exact name of registrant as specified in charter)

                                      N/A
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                 ----------------------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        -----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                     --------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No   X
                            ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated July 24, 2002, in respect of its financial results for the second quarter of its 2002 fiscal year and announcing a change in senior management.

2. Summary financial information for the six months ended June 30, 2002, of ABB Ltd and Consolidated Subsidiaries.

Press Release

For your business and technology editors


ABB's Q2 orders up - recovery continues

Four divisions increase earnings over Q1

     o Q2 order intake 10 percent and revenues 8 percent above Q1 in local currencies
     o First-half EBIT US$ 368 million after US$ 185 million in restructuring costs, asset write-downs and charges
     o    Net income US$ 101 million, compared to US$ 266 million in first half
          2001
     o Financial restructuring and cost reduction program progressing as planned
     o Full-year targets confirmed: EBIT margin of 4 to 5 percent and flat revenues

Zurich, Switzerland, July 24, 2002 - ABB said today orders grew 10 percent and revenues 8 percent in the second quarter, compared to Q1, 2002. ABB took US$ 185 million in restructuring costs, asset write-downs and charges in the first half to further improve the company's fundamentals and confirmed its full-year target of a 4 to 5 percent EBIT margin.

First-half orders were US$ 11.9 billion, down 6 percent from US$ 12.6 billion in the first half of 2001. Three divisions increased first-half orders: Power Technology Products (8 percent), Automation Technology Products (3 percent) and Oil, Gas and Petrochemicals (6 percent).

"The early-cycle orders recovery we saw in the first quarter has continued in the second quarter, and four divisions increased their earnings," said Jorgen Centerman, ABB president and CEO. "The positive order and revenues trend, and the expected benefits from restructuring, make us confident that we will reach our 2002 revenue and margin targets, while we continue to take measures to improve the company's fundamentals. We expect a stronger second half."

Orders from large customers grew by 16 percent in the first half, in line with ABB's focus on its core utility and industry customer base.

In local currencies, divisional EBIT in the second quarter increased 42 percent in Industries, 41 percent in Automation Technology Products, 35 percent in Power Technology Products and 6 percent in Utilities. In Oil, Gas and Petrochemicals, EBIT declined 33 percent due to project margin write-downs.

First-half EBIT was US$ 368 million after US$ 185 million in restructuring costs, asset write-downs and charges. Costs related to the restructuring program were US$ 106 million. Asset write-downs and charges in New Ventures were US$ 9 million, and US$ 21 million in Building Systems. In Oil, Gas and Petrochemicals, US$ 49 million were taken in project margin write-downs. The half-year EBIT margin was 3.4 percent.

First-half net income was US$ 101 million (H1 2001: US$ 266 million), with a loss of US$ 13 million in the second quarter due to the charges taken. Net cash from operations amounted to US$ 20 million in the first half 2002 (H1 2001: US$ 79 million).

The restructuring program announced last July is progressing as planned. In the first half, US$ 106 million in costs were taken for the program, putting total restructuring costs to date at US$ 337 million. Excluding acquisitions and divestments, a total of 10,900 jobs have been reduced since July 2001, with 1,600 jobs cut in the second quarter, partially through natural attrition.

As of June 30, ABB employed 149,924 people compared to 156,865 at year-end 2001.

Net debt increased from US$ 4.1 billion to US$ 5.2 billion in the first half, but ABB reiterated its commitment to reducing net debt by at least US$ 1.5 billion in 2002. The net debt reduction will be achieved through improved cash earnings, asset sales and continuing portfolio management. ABB sold its Swedish real estate property portfolio in Q2 for US$ 300 million. The announced divestment of the Structured Finance business is expected to take place in the third quarter.

In regard to asbestos claims pending against Combustion Engineering, a U.S. subsidiary, ABB said that about 20,300 claims were settled in the first half of 2002, more than 40 percent without payment. Combustion Engineering is continuing its efforts to settle valid claims and dispute claims that appear baseless. At half-year, 102,700 claims were pending, compared to 93,500 at year-end 2001. Around 29,500 new claims were filed in the first half of 2002, compared to 29,300 in the second half of 2001. Settlement costs prior to insurance reimbursement were US$ 107 million (US$ 69 million in the second half of 2001).

                                                                                              Change in LC
US$ in millions, except per share data                                                        (local          Change LC
                                            Jan - June 2002  Jan-June 2001     Change         currencies)     Q2 vs. Q1
Orders                                               11,867         12,648        -6%                   -6%         10%
Revenues                                             10,930         11,099        -2%                   -1%          8%
Earnings before interest and taxes (EBIT)               368            626       -41%                  -41%        -48%
Income from continuing operations                       101            329       -69%
Income (loss) from extraordinary items
and accounting changes                                    0            -63
Net income                                              101            266       -62%
Earnings per share (US$)
  Income from continuing operations, basic
    and diluted:                                       0.09           0.29
  Net income, basic and diluted:                       0.09           0.23
EBITDA                                                  659          1,010       -35%
Net cash provided by operating activities                20             79

Organizational and management changes

Gorm Gundersen, head of the Oil, Gas and Petrochemicals division and a member of the ABB Group executive committee, is leaving the company. The manager of the Upstream business area, Erik Fougner, assumes Gundersen's duties on an interim basis, in addition to his business area manager role.


Key figures in detail

Orders in the first half decreased by 6 percent in both local currencies and nominal terms compared to the first half of 2001.

Base orders (orders below US$ 15 million), representing 82 percent of first-half orders, declined by 11 percent in both local and nominal currencies compared to the same period last year. First-half large orders increased 25 percent in both local and nominal currencies, mainly due to large projects awarded to the Oil, Gas and Petrochemicals division in the second quarter.

First-half Group revenues were flat in local and nominal currencies, at US$ 10,930 million.

The order backlog increased by 14 percent to US$ 15,338 million, or 6 percent in local currencies since year-end, reflecting increased order intake in the second quarter.

EBIT margin in the first half of 2002 was 3.4 percent (5.6 percent in the first half of 2001). Lower margins were recorded in Utilities due to a weaker market environment and cost overruns, and in Automation Technology Products, reflecting restructuring costs and lower margins in Q1, 2002. Project margin write-downs and execution of low-margin projects led to a significant margin drop in Oil, Gas and Petrochemicals.

Corporate/Other amounted to US$ -367 million compared with US$ -202 million last year, mainly the result of asset write-downs in participations by New Ventures, asset write-downs and restructuring charges in the Building Systems business area, and development costs in Group Processes that are now expensed rather than capitalized.

Other income in the first half was US$ -3 million (H1 2001: US$ 81 million) comprising:

     o    Restructuring charges of US$ -106 million (H1 2001: US$ -20 million)
     o    Capital gains of US$ 69 million (H1 2001: US$ -4 million)
     o    Write-down of assets US$ -40 million (H1 2001: US$ -2 million)
     o Income from equity accounted companies, licenses and other of US$ 74 million (H1 2001: US$ 107 million)

Net financial expenses were US$ 155 million in the first half of 2002 compared to US$ 129 million in the same period last year, reflecting lower interest and dividend income.

Net income was US$ 101 million in the first half, compared to US$ 266 million in the same period last year.

Cash flow, balance sheet and liquidity

In the first half, net cash from operating activities was US$ 20 million compared to US$ 79 million last year. Cash from the sale of marketable securities was US$ 462 million, while there was a US$ 952 million outflow for other assets and liabilities.

The latter is mainly a result of large project execution, as customer advances were consumed and sales in excess of invoicing (value-added work performed but not yet billed) built up during the period. Increased non-trade receivables also contributed to the movement in other assets and liabilities.

As a result of continued working capital discipline, trade receivables, inventories and trade payables contributed US$ 89 million to the operational cash flow.

Cash and marketable securities totaled US$ 4,608 million at June 30, 2002. Net debt (defined as short-, medium- and long-term debt less cash and marketable securities) increased to US$ 5,235 million from US$ 4,077 million at the end of 2001. About 40 percent of the increase came from unrealized non-cash currency movements, which were offset by balance sheet positions not included in the net debt definition. The balance came from debt assumed in connection with the acquisition of a financing receivables portfolio, and to finance operational investments.

Long-term debt as a percentage of total debt was 60 percent compared to 51 percent at year-end, in line with ABB's 2002 target of two-thirds long-term and one-third short-term debt.

In May, ABB issued a US$ 968 million convertible bond and a straight bond consisting of 500 million euro and 200 million pound sterling.


Outlook 1

The outlook remains unchanged. For 2002, revenues are expected to be flat in comparison with 2001. EBIT margin for the full year 2002 is expected to be in the range of 4 to 5 percent. EBIT and net cash from operations are expected to be stronger in the second half of 2002 than in the first half.

ABB's target is to grow revenues on average by 6 percent annually in the period 2001-2005. EBIT margin is expected to reach 9 to 10 percent by 2005.

1 Assumes no major currency effects and excludes major acquisitions and divestments.


Technology

Industrial IT is ABB's patented concept for linking products and services together with the information needed to run, service, and maintain them. Open standard software allows production line operators or energy systems managers to effectively access the information needed to make operational decisions.

The number of ABB products certified to its Industrial IT standards passed the 10,000 mark in the second quarter of 2002. ABB is on track to certify all relevant products and product lines - a total of 40,000 - by the end of 2002.

ABB opened a research and development center in Singapore to concentrate on software development and Industrial IT. ABB opened a similar center in India earlier this year, as part of its strategy to make its research and development capability even more global. A further technology center is scheduled to open in China in 2003.


Sustainability

ABB launched its annual Sustainability Report in June, using for the first time the internationally approved "triple-bottom-line" approach to present its economic, environmental and social achievements.

Among the successes detailed in the report: the environmental management standard ISO 14001 has been implemented in 98 percent of ABB's 550 manufacturing and service sites worldwide. Environmental Product Declarations, detailing the eco-efficiency of ABB products and services, are helping customers benchmark their environmental performance against competition.

ABB said it is well ahead of its target, set in 1999, to reduce greenhouse gas emissions from its own activities by a rate of one percent per year over five years.


Division reviews

The divisions Power Technology Products and Automation Technology Products serve their customers through external channel partners and ABB's end-user divisions. As part of ABB's customer-centric strategy, more customers are being served directly by channel partners such as wholesalers, systems integrators and distributors. Orders, revenues and earnings associated with these customers are accordingly no longer reflected in the end-user divisions.

As a result, in the end-user divisions, orders and revenues from these "pull-through" products are decreasing correspondingly. Unless otherwise stated, there is no material impact on the EBIT of the end-user divisions. Overall, there is no impact on the Group's consolidated results, since the pull-through effects are offset by reduced internal eliminations (currently presented in the line item Corporate/Other). There is no impact on the product divisions, since for them it remains a sale to the same customer whether products are sold via external channel partners or internal end-user divisions.

All figures reflect the first six months' activity and, except for EBIT margins, comments refer to local currency figures.

EBIT excluding capital gains is shown only if the aggregate of such gains for the division is material (in any case, if capital gains represent more than 10 percent of divisional EBIT).

Utilities


US$ in millions, except where      Jan - June      Jan - June       Change           Change          Change LC
indicated                          2002            2001                              in local        Q2 vs Q1
                                                                                     currencies
Orders                                  2,729           3,062         -11%                 -10%           -15%
Revenues                                2,330           2,551          -9%                  -8%           +14%
EBIT                                       66              86         -23%                 -22%            +6%
EBIT margin                              2.8%            3.4%

Europe and Asia remained flat, except for good growth in China. The business climate in the Middle East and Africa continued to be positive. In the U.S., substantially reduced investments in new power generation plants led to lower demand for plant control systems, but investments remained strong for upgrading existing transmission capacity and grid interconnections.

Highlights of the quarter included large transmission orders in the U.S. and Mexico. The strategy to grow business with water utilities was reinforced by a key order for the Changi Water Reclamation plant, part of the deep tunnel sewage system in Singapore, a major infrastructure project designed to meet the island state's needs through the 21st century. ABB will supply the instrumentation, control and electrical distribution system for the plant.

First-half orders and revenues decreased, mainly because Power Technology Products is serving more customers via channel partners. Excluding products sold on behalf of Power Technology Products division, orders were 5 percent lower but revenues were up 5 percent.

EBIT was 22 percent lower (9 percent lower, excluding the pull-through effect), reflecting lower revenues, restructuring and cost overruns in legacy projects. The EBIT margin for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) decreased from 3.7 percent to 3 percent.

For the second quarter, good order growth was recorded for Utility Automation and Utility Partner, offset by Power Systems. The increase in revenues led to EBIT growth of 6 percent in the quarter.

Industries

US$ in millions, except where      Jan - June       Jan- June       Change           Change          Change LC
indicated                          2002             2001                             in local        Q2 vs. Q1
                                                                                     currencies
Orders                                  2,403           2,771         -13%                 -13%            -2%
Revenues                                2,044           2,438         -16%                 -16%           +12%
EBIT                                       85             100         -15%                 -16%           +42%
EBIT margin                              4.2%            4.1%

In April, ABB merged its Process Industries and Manufacturing and Consumer Industries divisions to form the Industries division, consisting of the following business areas: Automotive Industries; Manufacturing, Electronics and Consumer Industries; Marine and Turbocharging; Paper, Printing, Metals and Minerals; and Petroleum, Chemicals and Life Sciences.

Growth in Asia, the Middle East and Africa was strong, driven largely by spending in petroleum and mining. There were few signs of an overall economic upturn in Europe and the Americas. Demand for manufactured goods remained weak worldwide.

Highlights of the quarter included signing long-term Industrial IT partnership agreements with liquid packaging supplier Tetra Pak, marine supplier Kongsberg Simrad and pharmaceutical group Aventis.

Half-year orders decreased 13 percent as more customers were served by channel partners. Excluding ABB product sales now handled via channel partners orders decreased by 4 percent. Revenues excluding pull-through effects decreased by 6 percent.

EBIT decreased 16 percent mainly due to a drop in revenues in Paper, Printing, Metals and Minerals and Automotive Industries. EBIT margin increased slightly to
4.2 percent. Under the restructuring program, the workforce (excluding acquisitions and divestitures) was reduced by 11 percent, compared to the same period 2001.

The EBIT margin for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) decreased from 4.9 percent to 4.5 percent.

Overall, demand in the second quarter increased in Paper, Printing, Metals and Minerals, and Petroleum, Chemical and Life Sciences. Productivity improvements supported EBIT growth of 42 percent in the second quarter.

Oil, Gas and Petrochemicals

US$ in millions, except where      Jan - June       Jan - June      Change           Change          Change LC Q2
indicated                          2002             2001                             in local        vs. Q1
                                                                                     currencies
Orders                                  2,120            1,990         +7%                  +6%             +134%
Revenues                                1,976            1,548        +28%                 +26%                 0
EBIT                                       76               88        -14%                 -15%              -33%
EBIT margin                              3.8%             5.7%

Investment levels for onshore and offshore oil and gas projects remained stable. In the markets for refineries and petrochemicals, low levels of activity continued into the second quarter of 2002.

The performance in the first half was affected by project margin write-downs in two legacy fixed-price contracts. ABB has set up tools and measures to reduce the risk profile in the project portfolio, including more selective criteria in the bidding process. ABB is also focusing on projects with higher engineering content, with a higher proportion of reimbursable rather than fixed-price contracts.

An example of this is the US$ 987 million Sakhalin I contract with Exxon Mobil to build an oil and gas processing plant in the Russian Far East, received in the second quarter.

Orders increased 6 percent, exceeding last year's high order intake.

First half revenues increased 26 percent overall, mainly as a result of Upstream's high order backlog. Downstream revenues also increased, but more modestly given its lower backlog.

EBIT decreased 15 percent compared to first half 2001, and EBIT margin decreased to 3.8 percent. The lower EBIT margin in the first half mainly reflects execution of low-margin fixed-price contracts and project margin write-downs of US$ 49 million. The EBIT margin for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) decreased from 6.7 percent to 3.8 percent.


Power Technology Products

US$ in millions, except where        Jan - June       Jan - June       Change            Change            Change LC Q2
indicated                            2002             2001                               in local          vs. Q1
                                                                                         currencies
Orders                                    2,284            2,134          +7%                   +8%                 -2%
Revenues                                  2,148            1,814         +18%                  +19%                +13%
EBIT                                        157              132         +19%                  +19%                +35%
EBIT margin                                7.3%             7.3%

Asian markets, in particular China, continued to show strong demand. Europe remained mixed while investments for Power Technology Products in North America decreased. Latin America, the Middle East and Africa continued to show good momentum.

One of the quarter's highlights was the delivery of the first Industrial IT-enabled power transformers equipped with a new type of electrical control system, which optimizes the efficiency of transformers and the grid through key control, monitoring and diagnostic functions.

Orders increased by 8 percent compared to the same period in 2001, mainly due to strong growth in the Asian markets, particular in China. Order growth was fueled by Power Transformers, while Medium- and High-Voltage Technology showed modest growth. Distribution Transformers was flat due to a market decline in the U.S.

Revenues were up 19 percent for the first half of 2002. The substantial top line growth was achieved despite a 10 percent reduction (excluding acquisitions and divestitures) in the division's workforce since June 2001, indicating good progress on productivity programs.

Despite significantly higher restructuring charges, EBIT increased by 19 percent and the EBIT margin remained at 7.3 percent. The EBIT for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) increased by 31 percent, with an EBIT margin improvement from 7.9 percent to 8.8 percent.

Order intake in the second quarter reflected the continued high activity level in base business. The increase in EBIT over Q1 of 35 percent was due to ongoing productivity improvements.


Automation Technology Products

US$ in millions, except where        Jan - June       Jan - June       Change            Change           Change LC Q2
indicated                            2002             2001                               in local         vs Q1
                                                                                         currencies
Orders                                    2,771            2,687          +3%                   +3%                +5%
Revenues                                  2,640            2,572          +3%                   +3%               +11%
EBIT                                        198              219         -10%                   -9%               +41%
EBIT margin                                7.5%             8.5%

Europe was mixed with some markets showing increased activity. U.S. markets remained slow, while Asia, particularly China, continued to grow. Demand for most automation products increased during the second quarter.

Highlights of the quarter included large converter orders for Drives and Power Electronics for Stadler Rail in Switzerland and for an aluminum smelter for Dubai. An innovation breakthrough was the introduction and market launch of a new wireless sensor and fieldbus plug.

Orders were up 3 percent in the first half-year, mainly reflecting higher demand in Robotics and a slight increase in Low-Voltage Products. Order intake for Drives and Power Electronics was flat while all other business areas showed a lower order intake.

Revenues grew 3 percent driven by higher volume in the Robotics business area.

The EBIT margin for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) for the first half decreased from 9.6 percent to 8.5 percent, mainly reflecting adverse business conditions in Q1.

For the second quarter, orders increased by 5 percent - largely driven by strong growth in Drives and Power Electronics, Low-Voltage Products and Robotics. The second quarter increase of EBIT by 41 percent is mainly the result of higher revenues and productivity improvements from the cost reduction program.


Financial Services

US$ in millions, except where        Jan - June       Jan - June       Change            Change           Change LC Q2
indicated                            2002             2001                               in local         vs. Q1
                                                                                         currencies
Revenues                                    764            1,019         -25%                  -25%               +24%
EBIT                                        153              203         -25%                  -25%               -19%

During the second quarter, interest rates remained low while the dollar weakened further against major currencies. High-quality insurance companies continued to benefit from higher insurance premiums while investment results were impacted by adverse development in capital markets.

As expected, revenues for Financial Services decreased by 25 percent primarily due to the run-off in Scandinavian Re. Treasury Centers ceased proprietary trading in June and will now focus primarily on treasury services for companies within the ABB Group.

EBIT decreased by 25 percent in line with the decrease in revenues. Restructuring charges of US$ 19 million were booked in the second quarter in connection with the refocus of Treasury Centers. Structured Finance reported higher earnings while other business areas showed lower results.


Corporate/Other

US$ in millions, except where indicated                    Jan - June 2002        Jan - June 2001
EBIT                                                               -367                 -202
     Other Activities                                               -84                  +24
     Group Processes                                                -51                   -2
     Corporate R & D                                                -40                  -39
     Real estate                                                    +14                  +30
     Elimination of AFS interest income                             -85                  -59
     Other Corporate                                               -176                 -156
     Capital Gains                                                  +69                  +13
     Restructuring                                                  -14                  -13

Other activities, which mainly comprises New Ventures, Air Handling and Building Systems, reported increased costs at US$ 84 million in the first half of 2002. This was a result of a combined US$ 30 million in asset write-downs in New Ventures and Building Systems, as well as the impact of adverse market conditions on operations for both businesses.

Group Processes also reported increased costs at US$ 51 million, due to higher amortization from development costs capitalized in previous years coupled with the ongoing expense of current costs. In addition, the costs for common group processes and infrastructure - IT, shared services, e-business, etc. - are now reported at the Group rather than at the divisional level.

Capital gains were US$ 69 million for the first half, mainly reflecting the capital gain from the sale of the Air Handling business area in the first quarter.


Reporting dates

The remaining quarterly reporting date in 2002 for ABB Ltd is scheduled for October 24. Reporting dates in 2003 are February 12 (annual results), April 29
(Q1), July 29 (Q2), and October 28 (Q3). The annual general meeting will be held on Friday, May 16 with an information meeting for shareholders in Sweden on Monday, May 19.

The company will host a conference call for analysts and investors to discuss its half-year results today at 16:30 Central European Time. Teleconference callers should dial +41 91 610 4111 in Europe and +1 412 858 4600 in the U.S. and Canada. The facility is also available to the media on a "listen only" basis.

The 2002 half-year results press release and presentation slides will be available from the morning of Wednesday, July 24, on the ABB Investor Relations homepage at www.abb.com/investorrelations.

The audio playback of the conference call will be available for 72 hours after the call commencing 2 hours after the conference call on +41 91 612 4330 (Europe) and +1 412 858 1440 in the U.S. and Canada. The PIN number is 650#.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 150,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.







For more information please contact:

Media Relations:                             Investor Relations:
ABB Corporate Communications, Zurich         Switzerland: Tel. +41 43 317 38 04
Thomas Schmidt                               Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                         USA: Tel. +1 203 750 7743
Fax: +41 43 317 7858                         investor.relations@ch.abb.com
media.relations@ch.abb.com

                          Summary Financial Information
                           Six Months Ended June 2002

                                       of

                                     ABB Ltd
                          and Consolidated Subsidiaries

                                     ABB Ltd

                     Summary Consolidated Income Statements

                                                                        January - June              April - June
                                                                       ------------------         ------------------
                                                                       2002          2001         2002          2001
                                                                       ----          ----         ----          ----
                                                                                      (Unaudited)
                                                                         (in millions, except per share data)
Revenues...................................................       $  10,930     $  11,099    $   5,781     $   5,719
Cost of sales..............................................          (8,335)       (8,330)      (4,428)       (4,348)
                                                                  ---------     ---------    ---------     ---------
Gross profit...............................................           2,595         2,769        1,353         1,371
Selling, general and administrative expenses...............          (2,202)       (2,108)      (1,195)       (1,054)
Amortization expense.......................................             (22)         (116)         (10)          (58)
Other income (expense), net................................              (3)           81          (21)           33
                                                                  ---------     ---------    ---------     ---------
Earnings before interest and taxes.........................             368           626          127           292
Interest and dividend income...............................             186           284           84           142
Interest and other finance expense.........................            (341)         (413)        (190)         (233)
                                                                  ---------     ---------    ---------     ---------
Income from continuing operations before taxes and minority
interest...................................................             213           497           21           201
Provision for taxes........................................             (64)         (146)          (7)          (59)
Minority interest..........................................             (48)          (22)         (27)          (14)
                                                                  ---------     ---------    ---------     ---------
Income (loss) from continuing operations...................             101           329          (13)          128
Cumulative effect of change in accounting principles (SFAS                                         --            --
133), net of tax...........................................              --           (63)
                                                                  ---------     ---------    ---------     ---------
Net income (loss)..........................................       $     101     $     266    $     (13)     $    128
                                                                  =========     =========    =========     =========

Weighted average number of shares outstanding..............           1,113         1,151        1,113         1,130
Dilutive potential shares..................................              --             6           --             6
                                                                  ---------     ---------    ---------     ---------
Diluted weighted average number of shares outstanding......           1,113         1,157        1,113         1,136
                                                                  =========     =========    =========     =========

Basic earnings (loss) per share:
    Income (loss) from continuing operations...............       $    0.09     $    0.29    $  (0.01)      $   0.11
                                                                  ---------     ---------    ---------     ---------
    Net income (loss)......................................       $    0.09     $    0.23    $  (0.01)      $   0.11
                                                                  =========     =========    =========     =========
Diluted earnings (loss) per share:
    Income (loss) from continuing operations...............       $    0.09     $    0.29    $  (0.01)      $   0.11
                                                                  ---------     ---------    ---------     ---------
    Net income (loss)......................................       $    0.09     $    0.23    $  (0.01)      $   0.11
                                                                  =========     =========    =========     =========

                                     ABB Ltd

                       Summary Consolidated Balance Sheets

                                                                                  At June 30,     At December 31,
                                                                                     2002               2001
                                                                                  -----------     ---------------
                                                                                  (Unaudited)        (Audited)
                                                                                           (in millions)
Cash and equivalents.....................................................        $      2,383        $      2,767
Marketable securities....................................................               2,225               2,946
Receivables, net.........................................................               9,322               8,368
Inventories, net.........................................................               3,509               3,075
Prepaid expenses and other...............................................               2,528               2,358
                                                                                 ------------        ------------
Total current assets.....................................................              19,967              19,514
Financing receivables, non-current.......................................               4,629               4,263
Property, plant and equipment, net.......................................               3,097               3,003
Goodwill.................................................................               2,811               2,657
Other intangible assets, net.............................................                 657                 642
Investments and other....................................................               2,410               2,265
                                                                                 ------------        ------------
Total assets.............................................................        $     33,571        $     32,344
                                                                                 ============        ============

Accounts payable, trade..................................................        $      4,396        $      3,991
Accounts payable, other..................................................               2,770               2,710
Short-term borrowings and current maturities of long-term borrowings.....               3,982               4,747
Accrued liabilities and other............................................               7,835               7,587
                                                                                 ------------        ------------
Total current liabilities................................................              18,983              19,035
Long-term borrowings.....................................................               5,861               5,043
Pension and other related benefits.......................................               1,893               1,688
Deferred taxes...........................................................               1,431               1,360
Other liabilities........................................................               2,961               2,989
                                                                                 ------------        ------------
Total liabilities........................................................              31,129              30,115
Minority interest........................................................                 218                 215
  Capital stock and additional paid-in capital (1,280,009,432 shares
   authorized, 1,200,009,432 shares issued)..............................               2,027               2,028
  Retained earnings......................................................               3,536               3,435
  Accumulated other comprehensive loss...................................              (1,589)             (1,699)
  Treasury stock, at cost (86,875,616 shares)............................              (1,750)             (1,750)
                                                                                 ------------        ------------
Total stockholders' equity...............................................               2,224               2,014
                                                                                 ------------        ------------
Total liabilities and stockholders' equity...............................        $     33,571        $     32,344
                                                                                 ============        ============

                                     ABB Ltd

                  Summary Consolidated Statements of Cash Flows

                                                                                           January - June
                                                                                     -------------------------
                                                                                     2002                 2001
                                                                                     ----                 ----
                                                                                            (Unaudited)
                                                                                           (in millions)
Operating activities
Income from continuing operations........................................          $        101        $        329
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Depreciation and amortization........................................                   291                 384
    Restructuring provisions.............................................                    (4)                (28)
    Pension and other related benefits...................................                    29                  11
    Deferred taxes.......................................................                   (28)                 41
    Net gain from sale of  property, plant and equipment.................                   (10)                 (6)
    Other................................................................                    42                  22
    Changes in operating assets and liabilities
          Marketable securities (trading)................................                   462                  64
          Trade receivables..............................................                   213                (177)
          Inventories....................................................                  (202)               (531)
          Trade payables.................................................                    78                 265
          Other assets and liabilities, net..............................                  (952)               (295)
                                                                                   ------------        ------------

Net cash provided by operating activities................................          $         20        $         79
                                                                                   ------------        ------------

Investing activities
Changes in financing receivables.........................................                   (80)               (939)
Purchases of marketable securities (other than trading)..................                (1,544)             (1,628)
Purchases of property, plant and equipment...............................                  (297)               (364)
Acquisitions of businesses (net of cash acquired)........................                   (64)               (504)
Proceeds from sales of marketable securities (other than trading)........                 1,839               1,823
Proceeds from sales of property, plant and equipment.....................                   343                  54
Proceeds from sales of businesses (net of cash disposed).................                   229                  32
                                                                                   ------------        ------------

Net cash provided by (used in) investing activities......................          $        426        $     (1,526)
                                                                                   ------------        ------------

Financing activities
Changes in borrowings ...................................................                  (747)              3,969
Treasury and capital stock transactions..................................                    --              (1,247)
Dividends paid...........................................................                    --                (502)
Other....................................................................                   (50)                (44)
                                                                                   ------------        ------------

Net cash provided by (used in) financing activities......................          $       (797)       $      2,176
                                                                                   ------------        ------------

Net cash used in discontinued operations.................................                  (116)                (94)
Effects of exchange rate changes on cash and equivalents.................                    83                 (77)
                                                                                   ------------        ------------
Net change in cash and equivalents.......................................                  (384)                558
Cash and equivalents (beginning of year).................................                 2,767               1,397
                                                                                   ------------        ------------

Cash and equivalents (end of period).....................................          $      2,383        $      1,955
                                                                                   ============        ============

Interest paid............................................................          $        276        $        364
Taxes paid...............................................................          $        140        $        239

     ABB Ltd notes to summary consolidated financial statements (unaudited)
                   (US$ in millions, except per share amounts)

Note 1 Developments in the six months ended June 30, 2002:

o    Annual general meeting
     At the Company's annual general meeting held on March 12, 2002, the Company's shareholders approved the resolution to not pay a dividend in 2002. In addition, shareholders approved the resolution to not effect a capital reduction of 24 million shares purchased during the first half of 2001, as a result of changed market conditions.


o    Restructuring program
     In July 2001, the Company announced a restructuring program anticipated to extend over 18 months. This restructuring program was initiated in an effort to simplify product lines, reduce multiple location activities and perform other downsizing in response to consolidation of major customers in certain industries.

     As of June 30, 2002, the Company recognized charges of $82 million relating to workforce reductions and $18 million relating to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Based on analysis, Management's estimate has been revised resulting in a $11 million reduction in the amounts accrued for lease terminations and other exit costs. This revision is recognized as a component of other income (expense), net. Termination benefits of $75 million were paid in the first half of 2002 to approximately 2,300 employees and $20 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At June 30, 2002, accrued liabilities included $86 million for termination benefits and $38 million for lease terminations and other exit costs.

     As a result of the Company's restructuring, certain assets have been identified as impaired or will no longer be used in continuing operations. The Company recorded $17 million to write down these assets to net realizable value. These costs are included in other income (expense), net.


o    Borrowings
     The Company's total borrowings outstanding at December 31, 2001, amounted to $9,790 million, of which $3,297 million was in the form of commercial paper with an average interest rate of 2.7%. In March 2002, the Company drew down $2,845 million, at an interest rate of 4.7%, from a $3 billion committed bank facility established in December 2001, using a portion of these proceeds to reduce its outstanding commercial paper borrowings to $1,760 million at March 31, 2002. In the second quarter of 2002, primarily as a result of amounts maturing, the outstanding commercial paper borrowings were further reduced to $349 million at June 30, 2002.

     In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625% and are convertible into the Company's shares.

     Also in May 2002, the Company issued bonds due 2009 with an aggregate principal amount of 200 million pound sterling, or approximately $292 million, which pay interest semi-annually in arrears at 10% per annum. In addition, the Company also issued in May 2002, bonds due 2008 with an aggregate principal amount of 500 million euro, or approximately $466 million, which pay interest annually in arrears at 9.5% per annum.

     Pursuant to the terms of the Company's amended revolving credit facility, the issuance of the convertible bonds, the euro-denominated bonds and the sterling-denominated bonds reduced the amount available under the $3 billion committed bank facility to $1,315 million at June 30, 2002. As a result, the Company utilized a portion of the proceeds from these bond offerings to reduce the borrowings under the credit facility to $1,315 million at June 30, 2002.


o    Earnings per share
     The potential common shares from the convertible bonds, as well as the warrants and options outstanding in connection with the Company's management incentive plan, were excluded from the computation of diluted earnings per share in the 2002 periods presented, as their inclusion would have been antidilutive. In the 2001 periods presented, only those warrants and options that were considered dilutive have been included in the computation of diluted earning per share.


o    Commitments and contingencies

     Asbestos related claims
     A subsidiary of the Company has followed a practice of maintaining a reserve to cover its estimated settlement costs for asbestos claims and an asset representing estimated insurance reimbursement. The reserve represents an estimate of the costs associated with asbestos claims, including defense costs, based upon historical claims trends, available industry information and incidence rates of new claims. At December 31, 2001, the subsidiary had reserved approximately $940 million, for asbestos-related claims. The subsidiary also recorded receivables of approximately $150 million at December 31, 2001, for probable insurance recoveries. Allowances against the insurance receivables are established at such time as it becomes likely that insurance recoveries are not probable. New claims filed during the first half of 2002 were approximately 29,500, compared to 29,300 in the second half of 2001. Approximately 20,300 claims were settled during the first half of 2002, more than 40% of which were without payment. The total number of pending claims was approximately 102,700 at the end of June 2002, compared to 93,500 at year-end 2001. Settlement costs prior to insurance reimbursement were approximately $107 million, compared to approximately $69 million in the second half of 2001.

Note 2  Significant Accounting Policies

The summary consolidated financial information is prepared on the basis of United States (U.S.) Generally Accepted Accounting Principles (USGAAP) and is presented in U.S. dollars ($) unless otherwise stated. Data for orders and number of employees are shown for purposes of presenting additional information and are not a required disclosure under USGAAP.

Par value of capital stock is denominated in Swiss francs (CHF). The summary financial information as of June 30, 2002, should be read in conjunction with the December 31, 2001, financial statements contained in the Company's Annual Report and the Form 20-F.


New accounting standards

In 2001, the Company accounted for the adoption of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended, as a change in accounting principle. Based on the Company's derivative positions at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss of $63 million, net of tax, in the consolidated income statement and a reduction of $41 million, net of tax, in accumulated other comprehensive income (loss).

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which modify the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date will not be amortized, but will be charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets will be recognized separately from goodwill, and will be amortized over their useful lives. During 2002, all goodwill must be tested for impairment as of January 1, 2002, and a transition adjustment must be recognized for any impairment found. The Company has completed this test in the second quarter of 2002 and has determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense of $90 million and $44 million in the six months and three months ended June 30, 2001, respectively. Accordingly, income from continuing operations and net income would have been $419 million ($0.36 per share) and $356 million ($0.31 per share), respectively, in the six months ended June 30, 2001, and $172 million ($0.15 per share) and $172 million ($0.15 per share), respectively, in the three months ended June 30, 2001, if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement requires the use of one accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement on January 1, 2002. In the first half of 2002 no sale transactions were affected by SFAS 144, although the Company expects to present more disposals as discontinued operations in the future.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company has elected to adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $6 million, net of tax, recorded as extraordinary items in the first quarter of 2002 have been reclassified and included in income from continuing operations.

Note 3  Summary of Consolidated Stockholders' Equity


Stockholders' equity at January 1, 2002.........................................                        $      2,014
Comprehensive income:
Net income......................................................................             101
Foreign currency translation adjustments........................................              21
Unrealized gain on available-for-sale securities, net of tax....................             (35)
Derivatives qualifying as hedges (SFAS 133), net of tax.........................             124
                                                                                    ------------
Total comprehensive income......................................................                                 211
                                                                                                        ------------
Other...........................................................................                                  (1)
                                                                                                        ------------
Stockholders' equity at June 30, 2002 (unaudited)...............................                        $      2,224
                                                                                                        ============


Note 4  Segment and Geographic Data

During 2001, the Company realigned its worldwide enterprise around customer groups, replacing its former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions - Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals - serve end-user customers with products, systems and services. The two channel partner divisions - Power Technology Products and Automation Technology Products - serve external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provides services and project support for the Company as well as for external customers.

In April 2002, the Company announced its intention to divest the Building Systems business area, previously part of the Manufacturing and Consumer Industries division, in line with Company's strategy to focus on power and automation technologies for utility and industry customers. In addition, the Company has merged its Process Industries division and its Manufacturing and Consumer Industries division to form a new Industries division, consisting of the following business areas: Automotive Industries; Manufacturing; Electronics and Consumer Industries; Marine and Turbocharging; Paper, Printing, Metals and Minerals; and Petroleum, Chemicals and Life Sciences. Segment data are presented below to reflect this change and prior period data have been restated accordingly.

     o The Utilities division serves electric, gas and water utilities - whether state-owned or private, global or local, operating in liberalized or regulated markets - with a portfolio of products, services and systems. The division's principal customers are generators of power, owners and operators of power transmission systems, energy traders and local distribution companies.

     o The Industries division serves the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

     o The Oil, Gas and Petrochemicals division supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.

     o The Power Technology Products division covers the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. They are sold through the Company's end user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators.

     o The Automation Technology Products division provides products, software and services for the automation and optimisation of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low-voltage products, all geared toward one common industrial IT architecture for real-time automation and information solutions throughout a business. These technologies are sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators.

     o The Financial Services division supports the Company's business and customers with financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities.

In April 2002, the Company announced its intention to divest the Structured Finance business, expected to take place in the third quarter of 2002.

The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, and EBIT, all of which have been restated to reflect the changes to the Company's internal structure, including the effect of increased inter-division transactions. Accordingly, division revenues and EBIT are presented as if certain historical third-party sales by subsidiaries in the product divisions had been routed through other divisions as they would have been under the new customer-centric structure. Management has restated historical division financial information in this way to allow analysis of trends in division revenues and margins on a basis consistent with the Company's new internal structure and transaction flow.

Segment data

                                                 Orders received                              Revenues
                                                 January - June                            January - June
                                            -------------------------                -------------------------
                                            2002                 2001                2002                 2001
                                            ----                 ----                ----                 ----
Utilities.......................         $      2,729         $      3,062         $      2,330        $      2,551
Industries......................                2,403                2,771                2,044               2,438
Oil, Gas and Petrochemicals.....                2,120                1,990                1,976               1,548
Power Technology Products.......                2,284                2,134                2,148               1,814
Automation Technology Products..                2,771                2,687                2,640               2,572
Financial Services..............                  764                1,019                  764               1,019
Corporate/ Other (1)............               (1,204)              (1,015)                (972)               (843)
                                         ------------         ------------         ------------        ------------
Total...........................         $     11,867         $     12,648         $     10,930        $     11,099
                                         ============         ============         ============        ============


                                             EBIT (operating income)               Depreciation and amortization
                                                 January - June                            January - June
                                            -------------------------                -------------------------
                                            2002                 2001                2002                 2001
                                            ----                 ----                ----                 ----
Utilities.......................         $         66         $         86         $         25        $         36
Industries......................                   85                  100                   24                  46
Oil, Gas and Petrochemicals.....                   76                   88                   19                  37
Power Technology Products.......                  157                  132                   57                  58
Automation Technology Products..                  198                  219                   83                 115
Financial Services..............                  153                  203                    8                  12
Corporate/Other (1).............                 (367)                (202)                  75                  80
                                         ------------         ------------         ------------        ------------
Total...........................         $        368         $        626         $        291        $        384
                                         ============         ============         ============        ============

                                                                                          Number of employees

                                                                                  June 30, 2002    December 31, 2001
                                                                                  -------------    -----------------
Utilities................................................................                15,941              15,745
Industries...............................................................                22,584              23,392
Oil, Gas and Petrochemicals..............................................                13,604              13,471
Power Technology Products................................................                27,508              27,555
Automation Technology Products...........................................                38,815              39,834
Financial Services.......................................................                 1,227               1,220
Corporate/Other..........................................................                30,245              35,648
                                                                                     ----------          ----------
Total....................................................................               149,924             156,865
                                                                                     ==========          ==========

(1)   Includes adjustments to eliminate inter-division transactions.

Geographic Information

                                               Orders received 1)                           Revenues 1)
                                                 January - June                            January - June
                                            -------------------------                -------------------------
                                            2002                 2001                2002                 2001
                                            ----                 ----                ----                 ----
Europe..........................         $      5,959         $      6,595         $      5,705        $      6,068
The Americas....................                3,621                3,223                2,511               2,879
Asia............................                1,258                1,293                1,360               1,192
Middle East and Africa..........                1,029                1,537                1,354                 960
                                         ------------         ------------         ------------        ------------
Total...........................         $     11,867         $     12,648         $     10,930        $     11,099
                                         ============         ============         ============        ============

1) Orders received and revenues have been reflected in the regions based on the location of the customer.

Note 5 Summary balance sheets of ABB Ltd Consolidated, ABB Group and Financial Services (unaudited)

In the balance sheet data appearing on this page, "ABB Ltd Consolidated" means the accounts of ABB Ltd and all its subsidiaries presented in a summarized form on the basis of USGAAP, with all significant intercompany balances eliminated in consolidation. The balance sheet data for "Financial Services" and "ABB Group" is reported on the same basis as management uses to evaluate segment performance which includes the following adjustments:

- "Financial Services" represents the accounts of all subsidiaries in the Company's Financial Services division, with net intercompany balances and certain capital contributions received from other subsidiaries of the Company presented on a one-line basis.

- "ABB Group" represents the accounts of ABB Ltd and all its subsidiaries other than those in the Company's Financial Services division, with net intercompany balances and the Company's investment in its Financial Services division presented on a one-line basis. For the purposes of this presentation, the Company's investment in its Financial Services division is accounted for under the equity method of accounting.


                                              ABB Ltd Consolidated              ABB Group 1)                Financial Services
US $ in millions
                                          Jun 30, 2002  Dec 31, 2001     Jun 30, 2002  Dec 31, 2001     Jun 30, 2002  Dec 31, 2001
                                          ----------------------------------------------------------------------------------------
Cash and equivalents and marketable
securities............................         $ 4,608       $ 5,713          $ 1,444       $ 1,667          $ 3,164       $ 4,046
Receivables, net......................           9,322         8,368            6,428         5,810            2,894         2,558
Inventories, net......................           3,509         3,075            3,508         3,074                1             1
Prepaid expenses and other............           2,528         2,358            1,275         1,169            1,253         1,189
                                               -------       -------          -------       -------          -------       -------
Total current assets..................          19,967        19,514           12,655        11,720            7,312         7,794
Financing receivables, non-current....           4,629         4,263              280           452            4,349         3,811
Property, plant and equipment, net....           3,097         3,003            3,001         2,938               96            65
Goodwill..............................           2,811         2,657            2,733         2,586               78            71
Other intangible assets, net..........             657           642              647           631               10            11
Investments and other.................           2,410         2,265            1,680         1,601              730           664
Net intercompany balances.............               -             -              473             -            1,187         2,106
                                               -------       -------          -------       -------          -------       -------
Total assets..........................         $33,571       $32,344          $21,469       $19,928          $13,762       $14,522
                                               =======       =======          =======       =======          =======       =======

Accounts payable, trade...............         $ 4,396       $ 3,991          $ 4,323       $ 3,956          $    73       $    35
Accounts payable, other...............           2,770         2,710            1,650         1,641            1,120         1,069
Short-term borrowings 2)..............           3,982         4,747            1,909           240            2,073         4,507
Accrued liabilities and other.........           7,835         7,587            4,335         4,285            3,500         3,302
                                               -------       -------          -------       -------          -------       -------
Total current liabilities.............          18,983        19,035           12,217        10,122            6,766         8,913
                                               -------       -------          -------       -------          -------       -------
Long-term borrowings..................           5,861         5,043            1,923         2,020            3,938         3,023
Pension and other related benefits....           1,893         1,688            1,885         1,681                8             7
Deferred taxes........................           1,431         1,360              553           575              878           785
Other liabilities.....................           2,961         2,989            2,449         2,529              512           460
Net intercompany balances.............               -             -                -           773                -             -
                                               -------       -------          -------       -------          -------       -------
Total liabilities.....................          31,129        30,115           19,027        17,700           12,102        13,188
                                               -------       -------          -------       -------          -------       -------

Minority interest.....................             218           215              218           214                -             1
Total stockholders' equity............           2,224         2,014            2,224         2,014            1,660         1,333
                                               -------       -------          -------       -------          -------       -------
Total liabilities and stockholders'
equity................................         $33,571       $32,344          $21,469       $19,928          $13,762       $14,522
                                               =======       =======          =======       =======          =======       =======

1) ABB Industrial operations/holdings with equity accounting of participation in Financial Services
2) Includes current maturities of long-term borrowings

Certain amounts have been reclassified to conform to the Company's current year presentation.

ABB Ltd and Consolidated Subsidiaries
Six Months Ended June 2002
Appendix A - Historical Divisional Data for Industries division and Corporate/Other 1 and Restructuring charges and related asset-writedowns per division (unaudited)


Industries                                Q2/2002        Q1/2002       FY 2001       Q4/2001      Q3/2001      Q2/2001      Q1/2001
-----------------------------------------------------------------------------------------------------------------------------------
Orders                                      1,222          1,181         4,865         1,071        1,023        1,196        1,575
Revenues                                    1,098            946         5,060         1,428        1,194        1,206        1,232
EBIT                                           51             34           154            22           32           44           56
Depreciation & amortization                   -12            -12           -94           -25          -23          -23          -23
Non-recurring goodwill amortization
  (SFAS 142)                                    0              0           -41           -11          -10          -10          -10
Restructuring & related asset write-
  downs                                        -2             -6           -38           -36           -2            0            0
Capital gain2                                   0              0             0             0            0            0            0
Capital expenditure                             7              2            35            17            9            4            5
Employees                                  22,584         23,191        23,392        23,392       24,224       24,107       24,576
------------------------------------------------------------------------------------------------------------------------------------

Corporate/Other
-----------------------------------------------------------------------------------------------------------------------------------
Orders                                       -675           -529        -2,449          -441         -993         -562         -453
Revenues                                     -579           -393        -1,893          -484         -566         -416         -427
EBIT                                         -268            -99          -672          -312         -158         -139          -63
Depreciation & amortization                    35             40           177            51           46           44           36
Non-recurring goodwill amortization
  (SFAS 142)                                    0              0           -24           -11           -5           -3           -5
Restructuring & related asset write-
  downs                                       -11             -4           -63           -51            1           -9           -4
Capital gain2                                  11             59            31            15            3           12            1
Capital expenditure                            44             64           272           126           20           67           59
Employees                                  30,245         30,310        35,648        35,648       37,663       38,219       38,417
-----------------------------------------------------------------------------------------------------------------------------------

1 Includes adjustments to eliminate inter-division transactions
2 Aggregated capital gains on divisional level are shown only if they are material, in any case if they are above 10% of divisional EBIT

Restructuring charges and related asset-writedowns per            6M/2002        Q2/2002       Q1/2002
division
---------------------------------------------------------------------------------------------------------
Utilities                                                               5              3             2
Industries                                                              8              2             6
Oil, gas and petrochemicals                                             0              0             0
Power technology products                                              32              1            31
Automation technology products                                         27             15            12
Financial services                                                     19             19             0
Corporate / other                                                      15             11             4
---------------------------------------------------------------------------------------------------------
Total                                                                 106             51            55
=========================================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABB LTD

Date:  July 24, 2002                        By:       /s/  BEAT HESS
                                               ---------------------------------
                                               Name:   Beat Hess
                                               Title:  Group Senior Officer



                                            By:       /s/ HANS ENHORNING
                                               ---------------------------------
                                               Name:   Hans Enhorning
                                               Title:  Group Vice President